H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

May 11, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien

Accounting Branch Chief

Re:	H.B. Fuller Company

Form 10-K for Fiscal Year Ended December 3, 2011

Filed January 27, 2012

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Filed March 30, 2012

Response dated April 5, 2012

File No. 1-9225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company” or “we”) to the comments regarding the reports referenced above contained in your letter to the Company dated April 13, 2012. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter.

Form 10-K for Fiscal Year Ended December 3, 2011

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 44

Earnings Per Share, page 47

1.	We note your response to comment 4 in our letter dated March 22, 2012. Please confirm to us that you will revise the draft disclosure you provided to us in response to comment 8 in our letter dated February 28, 2012, to clarify that the dividend equivalent rights for restricted stock shares and restricted stock units are forfeitable.

We confirm that we will revise the draft disclosure provided to you in comment 8 of our letter dated March 13, 2012, to clarify that the dividend equivalent rights for restricted stock shares and restricted stock units are forfeitable. The additional disclosures to the disclosures previously provided to you are indicated in bold below.

Restricted stock awards are nonvested stock-based awards that may include grants of restricted stock shares or restricted stock units. Restricted stock awards are independent of option grants and are subject to forfeiture if employment terminates prior to the release of the restrictions. Such awards generally vest in three years from the date of grant or 33.3 percent per year for three years, depending on the grant. During the vesting period, ownership of the shares cannot be transferred.

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Restricted stock shares granted represent newly issued shares and have the same cash dividend and voting rights as other common stock and are considered to be currently issued and outstanding. The cash dividends on restricted stock shares are forfeitable.

Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock shares. However, restricted stock units do not have voting rights of common stock and are not considered issued and outstanding upon grant. Restricted stock units become newly issued shares when vested. The dividend equivalent rights for restricted stock units are forfeitable.

We expense the cost, which is the grant date fair market value, of both the restricted stock shares and the restricted stock units ratably over the period during which the restrictions lapse. The grant date fair value is our closing stock price on the date of grant.

Note 10: Pension and Postretirement Benefits, page 62

2.	We note the draft disclosures you provided in response to comment 5 in our letter dated March 22, 2012. Please expand upon these disclosures to disclose the expected rate of return or range for the two asset allocation categories utilized. Please also disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

In future Form 10-K filings, in “Note 10: Pension and Postretirement Benefits”, we will expand our disclosures to include the expected rate of return for the two asset allocation categories utilized in our U.S. pension plan, equities and fixed income. We will also expand our disclosure to include the actual historical rates of return on assets for the most recent 10-year and 20-year periods for the total asset portfolio and for the two asset allocation categories utilized in the U.S. pension plan. Over these extended periods we have significantly changed our asset allocations between equities and fixed income for the U.S. plan. For example, over the first 23 years of our U.S. pension plan, our target asset allocation was 100 percent equities. As we have disclosed in our previous filings on Form 10-K in our MD&A for Pension and Other Postretirement Plan Assumptions, it is only in the most recent 5 years that we have revised our allocations to include a fixed income allocation. As such, we believe it would be most meaningful to our investors to provide the historical returns on the fixed income portfolio, the historical return on equities portfolio and the total historical return on our plan over the relevant period. These rates of return can be compared to our current future return assumption of 8 percent per annum for context. As requested, we have provided to the staff the historical rates of return for both the 10-year and 20-year periods but we feel longer periods are significantly more relevant as a 20 year horizon or longer are better matches for the length of the liability. For our non-U.S. plans, we will expand our disclosures to include the expected rates of return and actual historical rates

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of return for the total asset portfolio for our two largest plans whose asset portfolios represent 94 percent of the total non-U.S. plan asset portfolios. Because our strategy to move the portfolio allocation toward fixed income investments was only within the past three years, we do not believe a breakdown of the two asset allocation categories for the non-U.S. plans would be meaningful to investors. Since both of these non-U.S. plans have been in existence for less than 20-years, the historical rate of return for each plan has been affected by a period of very poor market conditions by any longer term standards. The rates of return that have been earned by these plans over this shorter time is not what management or our external advisors expect in more normal economic time and over the long period these assets will be invested. Historical rates of return are considered by us and our external financial advisors during the development of long-term capital market projected assumptions for return and volatility by asset class as part of the determination of expected future long-term rate of return.

The additional disclosures to the disclosures previously provided to you for “Note 10: Pension and Postretirement Benefits”, in our response to comment 5 in our letter dated April 5, 2012 are indicated in bold below. In future Form 10-K filings, in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under heading of Pension and Other Postretirement Plan Assumptions, we will expand our discussion to include a narrative description of the basis used to determine the expected long-term rates of return on assets assumptions for both the U.S. plan and the two significant non-U.S. plans.

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 8.00 percent in 2011. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 60 percent equities and 40 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward looking observations. The expected long-term rate of return on the target equities allocation was 9.0 percent and the expected long-term rate of return on the target fixed-income allocation was 5.5 percent. The total plan rate of return assumption included an estimate of the impact of diversification and the plan expense. Management, in conjunction with our external financial advisors, uses the actual historical rates of return of the asset categories to assess the reasonableness of the expected long-term rate of return on plan assets.

U.S. Pension Plan Historical actual rates of return	Total Portfolio	Equities	Fixed Income
10-year period	5.5%	3.7%	(*)10.7%
20-year period	8.3%	7.4%	(*)10.7%

(*)	Beginning in 2006, our target allocation migrated from 100 percent equities to our current allocation of 60 percent equities and 40 percent fixed-income. The historical actual rate of return for the fixed income of 10.7 percent is since inception (5 years).

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted average of 6.18 percent in 2011. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external

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financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the impact of active management of the plan’s assets. Our largest non-U.S. pension plans are in Germany and the United Kingdom respectively. The expected long-term rate of return on plan assets for Germany was 6.0 percent and the historical rate of return since inception (14 years) for the total asset portfolio in Germany was 2.8 percent. The expected long-term rate of return on plan assets for the United Kingdom was 6.6 percent and the historical rate of return since inception (15 years) for the total asset portfolio in the United Kingdom was 6.1 percent. Management, in conjunction with our external financial advisors, uses actual historical returns of the asset portfolio to assess the reasonableness of the expected rate of return for each plan. Since both of these non-U.S. plans have been in existence for less than 20-years, the historical rate of return for each plan has been affected by a period of very poor market conditions by any longer term standards. The rates of return that have been earned by these plans over this shorter time is not what management or our external advisors expect in more normal economic time and over the long period these assets will be invested.

Form 10-Q for Fiscal Quarter Ended March 3, 2012

Note 10: Commitments and Contingencies, page 12

3.	We note the disclosures you included in response to comment 12 in our letter dated February 28, 2012, and comment 6 in our letter dated March 22, 2012. Please further expand your disclosures to address the following:

•

For the liabilities related to environmental matters, please revise your statement, “[t]he high end of our range for projected costs to remediate all known environmental matters is $2,700” to clarify that this is the high end of your range for the reasonably possible projected costs rather than the probable costs, if correct. If this is incorrect, please disclose the amount or range of reasonably possible loss in excess of accrual for your environmental matters.

•

For your other legal proceedings, please revise your disclosure to clarify that you have concluded the resolution of any pending matter, individually or in the aggregate, including asbestos litigation, will not have a material adverse effect on your results of operations, financial position or cash flow. If you are unable to provide this disclosure, please disclose the amount or range of reasonably possible loss in excess of accrual for your other legal proceedings, including your asbestos litigation, as previously requested.

•

For your asbestos litigation, please disclose the cumulative number of lawsuits and claims settled, settlement amounts, and insurance payments received or expected to be received, excluding those lawsuits and claims that are part of the group settlement. Please also disclose the number of pending lawsuits and claims outside of the group settlement. Without this disclosure, it is unclear how investors are able to reasonably assess the corresponding loss contingency. Please refer to Question 2 in ASC 450-20- S99-1 for guidance.

Please refer to ASC 450-20-50-4 for guidance. Please provide us with the expanded disclosures you intend to include in your June 2, 2012 Form 10-Q.

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The Company respectfully submits that the high end of our range for reasonably possible projected costs to remediate all known environmental matters is $2,700, inclusive of the existing accrual of $2,105 for probable costs. The Company also respectively submits that, based on currently available information, we have concluded that the resolution of any pending matter, individually or in the aggregate, including asbestos litigation, will not have a material adverse effect on our results of operations, financial position or cash flow. As requested for our asbestos litigation, we will include the number of lawsuits and claims settled, settlement amounts, and insurance payments received or expected to be received, excluding those lawsuits and claims that are part of the group settlement. We have included the cumulative information for the most recent 3 year period ended as of our most recent filing on Form 10-K because we believe this 3 year period, when presented in combination with the comparable information for the current period, enables investors to reasonably assess the related loss contingencies. As noted in our comment letter response to you dated October, 9, 2009, we will continue to provide the disclosure agreed to in that letter and have made the additions as proposed below, as we believe that these disclosures will provide investors with the appropriate and necessary information to allow an assessment of the potential financial impact of the asbestos litigation on the Company. As stated in our October 9, 2009 response, the Company does not believe that it would be meaningful to disclose the aggregate number of asbestos-related claims filed against the Company, because relatively few of these claims presented are known to involve exposure to asbestos-containing products made by the Company. Rather the Company believes it is more meaningful to disclose the number of cases that are settled and result in a payment to the plaintiff.

In future filings, we will modify our disclosures as indicated in bold below.

Note 10: Commitments and Contingencies

Environmental Matters. From time to time, we are identified as a “potentially responsible party” (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities, including remediation of environmental contamination at our Sorocaba, Brazil facility. Soil and water samples were collected on and around the Sorocaba facility, and test results indicated that certain contaminants, including carbon tetrachloride and other solvents, exist in the soil and in the groundwater at both the Sorocaba facility and some neighboring properties. We are continuing to work with Brazilian regulatory authorities to implement and operate a remediation system at the site. As of March 3, 2012, $1,123 was recorded as a liability for our best estimate of expected remediation expenses remaining for this site. Depending on the results of the testing of our current remediation actions, it is

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reasonably possible that we may be required to record additional liabilities related to remediation costs at the Sorocaba facility. Based on our analysis, the high end of our range for reasonably possible projected costs to remediate the Sorocaba site is $1,257, inclusive of the $1,123 accrued.

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or contribution of us relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. As of March 3, 2012, we had reserved $2,105, which represents our best estimate of probable liabilities with respect to environmental matters, inclusive of the accrual related to the Sorocaba facility as described above. It is reasonably possible that we may have additional liabilities related to these known environmental matters. The high end of our range for reasonably possible projected costs to remediate all known environmental matters is $2,700, inclusive of the existing accrual of $2,105. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow.

Other Legal Proceedings. From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, health and safety and employment matters. While we are unable to predict the outcome of these matters, we have concluded, based upon currently available information, that the ultimate resolution of any pending matter, individually or in the aggregate, including the asbestos litigation described in the following paragraphs, will not have a material adverse effect on our results of operations, financial condition or cash flow.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 25 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

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A significant portion of the defense costs and settlements in asbestos-related litigation continues to be paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Historically, this third party routinely defended all cases tendered to it and paid settlement amounts resulting from those cases. In the 1990s, the third party sporadically reserved its rights, but continued to defend and settle all asbestos-related claims tendered to it by us. In 2002, the third party rejected the tender of certain cases and indicated it would seek contributions for past defense costs, settlements and judgments. However, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party. As discussed below, during the fourth quarter of 2007, we and a group of other defendants, including the third party obligated to indemnify us against certain asbestos-related claims, entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities (including defense costs). Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and, in some cases, settlements and judgments, in asbestos-related lawsuits. Under these agreements, we are required in some cases to fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent. In addition, to delineate our rights under certain insurance policies, in October 2009, we commenced a declaratory judgment action against one of our insurers in the United States District Court for the District of Minnesota. Additional insurers have been brought into the action to address issues related to the scope of their coverage.

As referenced above, during the fourth quarter of 2007, we and a group of other defendants entered into negotiations with certain law firms to settle a number of asbestos-related lawsuits and claims over a period of years. In total, we had expected to contribute up to $4,114, based on a present value calculation, towards the settlement amounts to be paid to the claimants in exchange for full releases of claims. Of this amount, our insurers had committed to pay $2,043 based on the probable liability of $4,114. Our contributions toward settlements from the time of the agreement through the end of fiscal year 2011 were $2,224 with insurers paying $1,243 of that amount. Based on this experience we reduced our reserves in the fourth quarter of 2011 to an undiscounted amount of $250 with insurers expected to pay $159. There were no contributions or insurance payments during the first three months of 2012, therefore our reserves for this agreement and our insurance receivable remained unchanged from year-end. These amounts represent our best estimate for the settlement amounts yet to be paid related to this agreement. Our reserve is recorded on an undiscounted basis.

In addition to the group settlement referenced above, a summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

($ in thousands)	13 Weeks Ended March 3, 2012	13 Weeks Ended February 26, 2011	3 Years Ended December 3, 2011
Lawsuits and claims settled	2	2	18
Settlement amounts	$89	$180	$1,841
Insurance payments received or expected to be received	$40	$137	$1,378

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We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff.

To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries. As of March 3, 2012, our probable liabilities and insurance recoveries related to asbestos claims, excluding those related to the group settlement discussed above, were $496 and $427, respectively. These amounts relate to two pending cases and six settled cases for which final insurance payouts have not yet been made. We have concluded that it is not possible to reasonably estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to our inability to project future events. Future variables include the number of claims filed or dismissed, proof of exposure to our products, seriousness of the alleged injury, the number and solvency of other defendants in each case, the jurisdiction in which the case is brought, the cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Based on currently available information, we have concluded that the resolution of any pending matter, including asbestos-related litigation, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

Special charges, net, page 19

4.	In future filings beginning with your June 2, 2012 Form 10-Q, please provide the following additional disclosures for your EIMEA transformation project in accordance with ASC 420-10-S99-2, as previously requested in comment 1 in our letter dated February 28, 2012:

•	A discussion of the events and decisions which gave rise to the exit costs and exit plan.

•

The likely effects of the plan on your financial position, future operating results and liquidity. If you determined that a material effect is not reasonably likely to occur, please disclose this fact.

•

The expected effects on future earnings and cash flows resulting from the plan (for example, reduced depreciation, reduced employee expense, et cetera) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized.

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•

In subsequent periods if actual savings anticipated by the plan are not achieve as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.

•	The periods in which material cash outlays are anticipated and the expected source of their funding.

•	To the extent that there are material revisions to the plan, the estimated costs, or the timing of the plan’s execution, disclose the changes, including the nature and reasons for the revisions.

Please provide us with the disclosures you intend to include in your June 2, 2012 Form 10-Q in response to this comment.

We are unable to provide the actual disclosures we intend to include in our June 2, 2012 Form 10-Q Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, in our response at this time because the events to be disclosed are still under analysis. Beginning with our second quarter ended, June 2, 2012, we are combining the EIMEA business transformation project with the Forbo acquisition integration project and we are managing the combined project as one project which we will refer to as the Business Integration Project. With the combination of these activities into one project, we will be unable to report on the EIMEA activities separately as it is no longer being managed and tracked in that fashion. In future filings, we will continue to provide investors with a comprehensive understanding about all the specifics of our exit and disposal cost obligations and the estimated impact of these activities on our consolidated financial statements, including the estimated cash and non-cash costs and the anticipated future cost savings. Additionally, we will continue to provide all disclosures required by ASC 420-10-50-1 in Note 6 to our Condensed Consolidated Financial Statements.

For our response to your comment, we are providing the draft disclosures we intend to include in our June 2, 2012 Form 10-Q Item 2. MD&A including the additional exit or disposal activities which are occurring in our second quarter of 2012. Our expected disclosures in our June 2, 2012 Form 10-Q MD&A will be similar to the following:

Special charges, net:

	13 Weeks Ended			26 Weeks Ended
	June 2,	May 28,	2012 vs	June 2,	May 28,	2012 vs
($ in millions)	2012	2011	2011	2012	2011	2011
Special charges, net	$ x.x	$—	NMP	$ x.x	$—	NMP

Special charges, net reported on the Condensed Consolidated Statement of Income included the following items:

($ in millions)	13 Weeks Ended June 2, 2012		26 Weeks Ended June 2, 2012
Acquisition and transformation related costs:
Professional services	$	x.x	$	x.x
Financing availability costs		x.x		x.x

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Foreign currency option contract		x.x			x.x
Gain on foreign currency forward contracts		(x.x	)		(x.x	)
Other related costs		x.x			x.x
Restructuring costs:
Workforce reduction costs		x.x			x.x
Facility exit costs		x.x			x.x

Special charges, net	$	x.x		$	x.x

We completed the acquisition of the Forbo industrial adhesives business on March 5, 2012. The integration of this business will involve a significant amount of restructuring and capital investment to optimize the new combined entity. In addition, in July of 2011 we announced our intentions to take a series of actions in our existing EIMEA operating segment to improve the profitability and future growth prospects of this segment. Now we have combined these two initiatives into a single project which we refer to as the “Business Integration Project”.

The Business Integration Project is a broad-based transformation plan involving all major processes in three of the six existing operating segments of the company. The integration strategy and execution plan is unique for each operating segment reflecting the differences within the legacy operating segments as well as differences within the acquired business in each geographic region. In the North America adhesives operating segment the integration work is a significant undertaking that is, we believe, relatively straight forward and that can be accomplished in a relatively short time period. The customer facing portion of the two businesses (sales, marketing and technical) will be combined into a new, streamlined organization that is designed to be more efficient and more responsive to customer needs. The production capacity of the two organizations will be optimized mostly by transferring volume from the acquired business to existing facilities within the legacy North America adhesives operating segment. Since capacity already exists within the receiving facilities the capital investment required to transfer this production and the time required to affect these transfers will be minimized.

In the EIMEA operating segment, the Business Integration Project touches more aspects of the business and is more complex. The two businesses to be combined have similar inefficiencies and opportunities for improved productivity, generally due to excess complexity within the core processes of each of the businesses. Similar to the North America project, the customer facing organizations will be optimized by combining the two organizations into one new, streamlined organization that is more efficient and more responsive to the unique customer groups that we serve. In addition, the support and administrative functions of both businesses will be reorganized and in many cases relocated to create more efficient functions. The integration of the production assets will be more complicated in EIMEA because both the legacy business manufacturing network and the acquired business manufacturing network are inefficient and in need of upgrades. In this region the restructuring of the production footprint will be more extensive with several existing plants closed and new, enhanced production facilities constructed to provide greater operating efficiencies and a solid foundation for future growth. This portion of the project will require more capital investment to complete, will require relatively higher restructuring costs and be completed over a longer time frame when compared to the North America portion of the project.

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In the Asia Pacific operating segment, the Business Integration Project is less complex because the acquired business in that region was relatively small. The focus of the integration work in this region will be to build a solid foundation for growth in the commercial and technical areas and, over time, create a more efficient production network in China using the best of the legacy and acquired production facilities.

The benefits of the Business Integration Project are expected to be substantial. We have plans to create annual cost savings of $90 million when the various integration activities are complete. By 2015, the Business Integration Project activities are expected to improve the EBITDA margin of the business from just under 11 percent in 2011 to a target level of 15 percent. The costs to achieve these benefits will be significant and will occur over the next several years. The major components of the costs include: costs associated with the completion of the acquisition of the Forbo business of [$xx.x million]; the cash costs associated with the restructuring of the workforce and the manufacturing footprint of [$xx.x million]; the capital expenditures required to facilitate the transfer of production from old sites to new, enhanced sites of [$xx.x million]; and non-cash costs of approximately [$x.x million], primarily related to accelerated depreciation of long-lived assets. The majority of the restructuring costs and the capital expenditures are expected to occur over the next two years with all initiatives complete no later than the middle of 2014. The costs associated with the acquisition completion and the cash costs of the restructuring are incremental cash outlays that will be funded with existing cash. The capital expenditures related to the Business Integration Project will be in large part funded as part of our annual capital spending program which would normally run approximately $40 million per year for the legacy business and an additional $10 million per year for the acquired Forbo business. Overall, we expect our normal annual capital spending program of approximately $50 million per year to increase to approximately [$xx.x million] per year for the years 2012, 2013 and 2014. This capital spending program will be funded from the operating cash flows of the business over the project time frame and, if necessary, from available cash and short term borrowing.

The specific parts of the Business Integration Project which have been approved by management and recorded in our results of operations are as follows:

In January 2012, we initiated a facility closure and transfer plan as part of our previously announced actions in our existing EIMEA operating segment, including the closure of facilities in Wels, Austria and Borgolavezzaro, Italy and the transfer of shared services functions to a single location in Mindelo, Portugal. We expect to incur total restructuring costs of approximately $22.4 million related to these actions. The total restructuring costs for this portion of the Business Integration Project include expenditures of approximately $16.9 million primarily for severance and other related charges and non-cash charges of approximately $5.5 million, primarily related to accelerated depreciation of long-lived assets. During the 13 weeks ended June 2, 2012, we incurred workforce reduction costs of $x.x million and facility exit costs of $x.x million. For the 26 weeks ended June 2, 2012, we incurred workforce reduction costs of $x.x million and facility exit costs of $x.x million. Exit costs will be incurred over several quarters as the measures are implemented, and will total approximately $x.x million in the remainder of fiscal year 2012 and approximately $x.x million in fiscal year 2013.

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In April 2012, we approved a plan for the integration of the recently acquired Forbo Industrial Adhesives business in the our North America Adhesives operating segment, including the closure of six production facilities located in North America. We expect to incur exit costs of approximately $12.7 million related to these actions. The exit costs for this portion of the Business Integration Project include expenditures of approximately $5.0 million for severance and related employee costs and approximately $7.7 million for other associated costs, primarily related to facility shutdowns. This portion of the Business Integration Project began in the second quarter and is expected to be completed by the end of fiscal year 2013. During the 13 weeks and the 26 weeks ended June 2, 2012, we incurred workforce reduction costs of $x.x million and facility exit costs of $x.x million. Exit costs will be incurred over several quarters as the measures are implemented, and will total approximately $x.x million in the remainder of fiscal year 2012 and approximately $x.x million in fiscal year 2013.

In May 2012, (additional disclosure will be provided as necessary)

See Note 6 to Condensed Consolidated Financial Statements.

5.	In your June 2, 2012 Form 10-Q, please provide investors with a comprehensive explanation as to the factors that led you to recognize an $11.6 million gain on your foreign currency forward contract related to your acquisition of the Forbo Group. Please provide us with the disclosures you intend to include in response to this comment.

In our Form 10-Q for the period ended June 2, 2012, we will include the following disclosure in our Special Charges, net footnote and in our Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the sub heading of Special charges, net:

During the first quarter of 2012, we purchased forward currency contracts maturing on March 5, 2012 to purchase 370,000 Swiss francs. Our objective was to economically hedge the purchase price for the pending acquisition of the global industrial adhesives business of Forbo Group after the price was established. The currency contracts were not designated as hedges for accounting purposes. At the end of the first quarter on March 3, 2012, the mark-to-market adjustments on these forward currency contracts were a gain of $11,625. The forward currency contracts were settled on March 5, 2012 when the acquisition closed and resulted in additional adjustments on these forward currency contracts which were a loss of $6 in our second quarter ended June 2, 2012. For the six months ended June 2, 2012, the net gain on the forward currency contracts was $11,619.

6.

It is unclear how your discussion and analysis of your operating results at the consolidated level and segment level addressed the concerns raised in comments 3 and 4 in our letter dated February 28, 2012, which you agreed to address in this Form 10-Q. While you did provide investors with better quantified information for net revenue at the consolidated and segment levels, limited quantified information was provided for the other line items comprising income from continuing operations. For example, it is unclear the extent to which pricing increases, raw material cost increases, and volume increases impacted gross profit. While you did provide investors with a better understanding of the raw material cost increases as part of your analysis of cost of sales at the consolidated level, it remains unclear what the causes for the changes in sales volumes are. Using your discussion and analysis of the North America Adhesives segment as an example,

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your discussion and analysis falls short of explaining (a) the reasons for the 3.3% decline in sales volume; (b) the extent to which pricing increases, raw material cost increases, and volume declines impacted gross profit margin; (c) and your expectations for the impact these factors on net sales and gross profit margins. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation SX and Section 501.12.b.3 of the Financial Reporting Codification for guidance. Please provide us with your revised discussion and analysis of your results of operations for your March 3, 2012 Form 10-Q in response to this comment.

In response to comment 6, we respectively submit further discussion and analysis of our Operating Results at the Consolidated and Segment levels for our 13 weeks ended March 3, 2012, to address your comments and to provide additional disclosure for material financial statement line items. The additional disclosures to the disclosures previously provided to you are indicated in bold below.

Overview

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with the MD&A included in our Annual Report on Form 10-K for the year ended December 3, 2011 for important background information related to our business.

Net revenue in the first quarter of 2012 increased 10.5 percent over the first quarter of 2011. Organic sales growth, which we define as revenue growth due to changes in sales volume and selling prices, was a positive 11.0 percent as compared to the first quarter of 2011. The organic sales growth was broad-based across market segments and geography. Specifically, our Construction Products, Latin America Adhesives and EIMEA operating segments all had double digit organic sales growth for the quarter. The weakening of the Euro offset by the strengthening of the Australian dollar and Chinese renminbi for the first quarter of 2012 compared to the first quarter of 2011 were the main drivers of the negative 0.5 percent currency effect compared to the U.S. dollar. The sales price increases implemented in 2011 to offset rising raw material costs and flat year over year manufacturing costs both contributed to a significant increase in gross profit margin to 30.4 percent in the first quarter of 2012 from 28.5 percent in the first quarter of 2011. Our SG&A expenses increased by 10.1 percent in the first quarter of 2012 compared to the same period last year due to increases in employee related costs for additions to our sales and technical organizations. The increase in SG&A expenses was at a slower pace than the growth in net revenue. We incurred special charges, net in 2012 of $6.5 million for costs related to the acquisition of the global industrial adhesives business of Forbo Group and the EIMEA operating segment transformation project.

Net income attributable to H.B. Fuller in the first quarter of 2012 was $15.3 million as compared to $14.4 million in the first quarter of 2011, a 6.6 percent increase. On a diluted earnings per share basis, the first quarter of 2012 was $0.30 per share as compared to $0.29 per share for the same period last year.

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Results of Operations

Net revenue:

	13 Weeks Ended
($ in millions)	March 3, 2012	February 26, 2011	2012 vs 2011
Net revenue	$375.3	$339.5	10.5%

We review variances in net revenue in terms of changes related to product pricing, sales volume, changes in foreign currency exchange rates and acquisitions. The pricing/sales volume variance is viewed as organic growth. The following table shows the net revenue variance analysis for the first quarter compared to the same period in 2011:

13 Weeks Ended March 3, 2012
Product pricing	8.7%
Sales volume	2.3%
Currency	(0.5%)

10.5%

Organic sales growth was a positive 11.0 percent (positive 8.7 percent from product pricing and positive 2.3 percent from sales volume) in the first quarter of 2012 as compared to the same period last year. The organic sales growth was driven by double-digit growth in the Construction Products, Latin America Adhesives and EIMEA operating segments and nearly double-digit growth in the North America Adhesives operating segment. The negative currency effects in the quarter were primarily the result of the weakening of the Euro offset by the strengthening of the Australian dollar and the Chinese renminbi as compared to the U.S dollar.

Cost of sales:

	13 Weeks Ended
($ in millions)	March 3, 2012	February 26, 2011	2012 vs 2011
Cost of sales	$261.2	$242.6	7.6%
Percent of net revenue	69.6%	71.5%

The 7.6 percent increase in the cost of sales in the first quarter of 2012 as compared to the first quarter of 2011 was driven by increases in raw material costs throughout 2011. Raw material costs continued to increase primarily due to unfavorable changes in supply and demand. Driven by the significant divergence in the price of petroleum versus natural gas, adhesives raw material suppliers have moved almost entirely towards utilizing natural gas rather than petroleum in their manufacturing process. When suppliers switch to natural gas, fewer raw materials utilized by the adhesives industry are being produced. At the same time, demand for these raw materials continues to increase, both from within the adhesives industry and from other competing markets that utilize the same raw materials. Combined, these conditions continue to result in ongoing raw material cost inflation resulting in higher raw material costs in the first quarter of 2012 compared to the first quarter of 2011. Manufacturing costs were flat in the first quarter of 2012 compared to the first quarter of 2011 as reduced employee related costs offset the increased volume related manufacturing expenses.

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Gross profit:

	13 Weeks Ended
($ in millions)	March 3, 2012	February 26, 2011	2012 vs 2011
Gross profit	$114.1	$96.9	17.8%
Percent of net revenue	30.4%	28.5%

The higher gross profit margin for the first quarter of 2012 compared to the first quarter of last year was primarily the result of our price increases implemented in 2011, which helped offset the rising cost of raw materials. We continued to implement selling price increases and worked to reformulate away from high cost raw materials to improve our gross profit margin. The increase in sales volume and flat year over year manufacturing costs also contributed to the 190 basis point increase in gross profit margin.

Selling, general and administrative (SG&A) expenses:

	13 Weeks Ended
($ in millions)	March 3, 2012	February 26, 2011	2012 vs 2011
SG&A	$83.3	$75.7	10.1%
Percent of net revenue	22.2%	22.3%

SG&A expenses increased $7.6 million or 10.1 percent from the first quarter of 2011. The increases were largely due to higher costs associated with adding resources to our sales and technical organizations. We continue to invest in growth despite the sluggish economic environment. The increase in SG&A expenses was at a slower pace than the growth in net revenue.

Operating Segment Results

North America Adhesives

	13 Weeks Ended
($ in millions)	March 3, 2012	February 26, 2011	2012 vs 2011
Net revenue	$118.0	$108.0	9.3%
Segment operating income	$18.1	$15.2	18.8%
Segment profit margin %	15.3%	14.1%

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The following tables provide details of the North America Adhesives net revenue variances:

13 Weeks Ended March 3, 2012 vs February 26, 2011
Organic growth	9.3%
Currency	(0.1%)
Acquisition	0.1%

Total	9.3%

Net revenue increased 9.3 percent in the first quarter of 2012 compared to the first quarter of 2011. The net revenue growth was driven by a 12.6 percent increased average selling prices offset by a 3.3 percent decrease in sales volume compared to last year. The volume decline was due to end market weakness and customer order patterns. The global demand for many of our raw materials has continued to increase, resulting in continued increase of our raw material costs. We continue to implement selling price increases to maintain our gross profit margins. Gross profit margin increased 130 basis points for the first quarter of 2012 compared to the first quarter of 2011 as price increases and reduced employee related manufacturing costs more than offset the increase of our raw material costs and the decline in volume. SG&A expenses increased in the first quarter of 2012 compared to the first quarter of 2011 due to increases in employee related costs over last year. The increase in SG&A expenses was at a slower pace than the growth in net revenue. Segment operating income increased 18.8 percent in the first quarter of 2012 compared to the first quarter of 2011 as a result of net revenue growth and improved margins.

Construction Products

	13 Weeks Ended
($ in millions)	March 3, 2012	February 26, 2011	2012 vs 2011
Net revenue	$32.5	$26.9	20.7%
Segment operating income	$0.6	$(0.3)	NMP
Segment profit margin %	1.9%	(1.3%)

NMP = Non-meaningful percentage

The following tables provide details of the Construction Products net revenue variances:

13 Weeks Ended March 3, 2012 vs February 26, 2011
Organic growth	20.7%

The net revenue growth of 20.7 percent in the first quarter of 2012 was due to sales increases in both the retail and distribution channels. The organic sales growth was driven by both a 17.7 percent increase in sales volume as construction market conditions improved compared to last year and warmer weather allowed construction projects to begin earlier in the year and by a 3.0 percent increase in average selling prices compared to last year. Gross profit margins declined 50 basis points because the increase in average selling prices did not fully offset the higher raw material costs this year compared to the same period of 2011. Average selling price increases and raw material cost increases in this operating segment in the first quarter of 2012 were less than the raw material cost increases in our adhesives operating segments because this

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segment uses a different mix of raw materials to produce its products. SG&A expenses increased slightly as we realigned and enhanced our sales, marketing and service teams. The realignment is intended to support marketing initiatives and promote additional growth. The year-over-year improvement in segment operating income for the first quarter of 2012 was driven primarily by the growth in net revenue.

EIMEA

	13 Weeks Ended
	March 3,	February 26,	2012 vs
($ in millions)	2012	2011	2011
Net revenue	$110.7	$100.8	9.8%
Segment operating income	$7.0	$1.9	260.4%
Segment profit margin%	6.3%	1.9%

The following table provides details of the EIMEA net revenue variances:

13 Weeks Ended March 3,
2012 vs February 26, 2011
Organic growth	12.8%
Currency	(3.0%)

Total	9.8%

Net revenue increased 9.8 percent in the first quarter of 2012 compared to the first quarter of 2011. Organic growth of 12.8 percent was driven by an 8.0 percent increase in average selling prices, which were implemented in the first half of 2011 and a 4.8 percent increase in sales volume driven by growth in Turkey and Egypt. The weaker Euro compared to the U.S. dollar resulted in a 3.0 percent decrease in net revenue. The gross profit margin improved 400 basis points in the first quarter of 2012 compared to the first quarter of 2011 as a result of the 9.8 percent increase in net revenue and stable raw material costs in this operating segment. Also, the 2011 gross profit margin was negatively impacted by the political unrest in Egypt and the resulting production interruptions as we incurred additional costs to supply our customers. The SG&A expenses increased slightly in the first quarter compared to the first quarter last year due to planned resource investments carried forward from 2011. However, as a percent of net revenue SG&A expenses declined in the first quarter compared to the first quarter of last year. The combination of net revenue growth, improved gross profit margins and cost management has resulted in a 260.4 percent increase in segment operating income for the first quarter of 2012 compared to the same period of 2011.

Latin America Adhesives

	13 Weeks Ended
	March 3,	February 26,	2012 vs
($ in millions)	2012	2011	2011
Net revenue	$35.1	$31.1	12.7%
Segment operating income	$2.4	$1.0	143.3%
Segment profit margin %	6.8%	3.1%

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The following tables provide details of the Latin America Adhesives net revenue variances:

13 Weeks Ended March 3, 2012 vs February 26, 2011
Organic growth	12.7%

Net revenue increased 12.7 percent in the first quarter of 2012 compared to the first quarter of 2011. The net revenue growth was driven by an 8.8 percent increase in average selling prices from pricing actions taken in 2011 and by a 3.9 percent increase in volume due to better economic conditions in Latin America. Year over year sales volume increased in all countries except Chile. The gross profit margin increased 320 basis points in the first quarter of 2012 compared to the same period last year as the increase in average selling prices exceeded the increase in raw material costs and in other manufacturing expenses. SG&A expenses increased in the first quarter of 2012 compared to the first quarter of 2011 due to higher employee related costs. SG&A expenses increased at a slower pace than the growth in net revenue. The increase in net revenue was the key factor in the 143.3 percent increase in segment operating income in the first quarter of 2012 compared to the first quarter of 2011.

Latin America Paints

	13 Weeks Ended
	March 3,	February 26,	2012 vs
($ in millions)	2012	2011	2011
Net revenue	$30.4	$28.8	5.5%
Segment operating income	$1.7	$2.4	(27.3%)
Segment profit margin %	5.7%	8.3%

The following tables provide details of the Latin America Paints net revenue variances:

13 Weeks Ended March 3, 2012 vs February 26, 2011
Organic growth	5.5%

Net revenue increased 5.5 percent in the first quarter of 2012 compared to the first quarter of 2011. The net revenue growth was driven by a 10.0 percent increase in average selling prices, initiated in 2011, partially offset by a 4.5 percent decrease in volume. The volume decline was because the 13 weeks ended March 3, 2012 included only three weeks of pre-holiday sales for 2012 versus four weeks of pre-holiday sales in fiscal 2011. The average weekly sales volume preceding the holiday period in Latin America is historically higher than the weeks after the holiday period. The gross profit margin decreased 140 basis points over last year due to the increased raw material costs partially offsetting the increase in average selling prices, the increase in sales of lower margin products in the first quarter of 2012 compared to the first quarter of 2011, and the decline in volume because the weeks included in the 13 weeks of 2012 were different than the 13 weeks included in 2011. SG&A expenses were higher in 2012 than 2011 due to increases in promotional and advertising expense and higher employee related costs. The lower segment operating income in the first quarter of 2012 compared to the same period last year resulted from the decrease in gross profit margin and increased SG&A expenses.

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Asia Pacific

	13 Weeks Ended
	March 3,	February 26,	2012 vs
($ in millions)	2012	2011	2011
Net revenue	$48.6	$43.9	10.7%
Segment operating income	$1.0	$1.1	(11.2%)
Segment profit margin %	1.9%	2.4%

The following table provides details of Asia Pacific net revenue variances:

13 Weeks Ended March 3,
2012 vs February 26, 2011
Organic growth	7.7%
Currency	3.0%

Total	10.7%

Net revenue increased 10.7 percent compared to the prior year due to organic growth of 7.7 percent. The organic sales growth was driven by both a 3.9 percent increase in sales volume, primarily in China, and a 3.8 percent increase in average selling prices across the region compared to last year. The net revenue growth was the result of the expansion and investments we have been making in this operating segment. Also contributing to the increase in revenue were positive currency effects of 3.0 percent in the first quarter of 2012 which was largely driven by the strengthening of the Australian dollar and the Chinese renminbi as compared to the U.S. dollar. Gross margin increased 90 basis points for the first quarter 2012 compared to the first quarter 2011 driven by both the increases in average selling prices and in volume. SG&A expenses increased in the first quarter of 2012 compared to the first quarter of 2011 as we continued to invest in sales and technical service teams. The increased SG&A expenses offset the net revenue growth and gross profit margin improvement resulting in a small decrease in segment operating income in the first quarter of 2012 as compared to the same period of 2011.

Financial Condition, Liquidity, and Capital Resources, page 27

Summary of Cash Flows, page 29

7.	In future filings, please ensure that your discussion and analysis of operating cash flows includes all material factors. In this regard, other assets, other accrued expenses, other also materially impacted your operating cash flows, in addition to inventories and trade payables. However, you did not provide an analysis of these other three items within MD&A. Please refer to Section 501.13.b.1. of the Financial Reporting Codification for guidance.

In future filings, we will ensure that our discussion and analysis of operating cash flows includes the primary drivers of and all material factors impacting our cash flows.

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*     *     *     *     *

If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

James R. Giertz

Senior Vice President and Chief Financial Officer

cc:	Tracey Smith & Al Pavot, Securities and Exchange Commission

Mr. Thomas Lydon, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary

Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller